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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D/A
                           Amendment No. 2


               Under the Securities Exchange Act of 1934

                         Merilus, Inc.
                 ------------------------------
                       (Name Of Issuer)

                         Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                         58984R 10 8
                        --------------
                        (CUSIP Number)

  Merilus, Inc. 44 West Broadway #1805, Salt Lake City, Utah 84101
  ----------------------------------------------------------------------
(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          March 28, 2008
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 58984R 10 8

1.  Name of Reporting Person: Ms. Michelle Turpin

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization: State of Utah, United States

7.  Sole Voting Power: 600,000

8.  Shared Voting Power: 936,780

9.  Sole Dispositive Power: 600,000

10.  Shared Dispositive Power: 936,780

11.  Aggregate Amount Beneficially owned by Each Reporting Person:

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At March 29, 2008, the 936,780 shares would represent 61% of the issued and outstanding shares.

14.  Type of Reporting Person: IN-Individual


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Merilus, Inc. (the "Issuer") whose address is 44 West Broadway #1805, Salt Lake City, Utah 84101.

Item 2.  Identity and Background:
     (a)     Ms. Turpin is an individual.

     (b) Ms. Turpin's office address is 4764 South 900 East, Suite 3, Salt Lake City, Utah 84117;

      )     Ms. Turpin is not an officer or director of the Company but her financial support is critical to the Company's ongoing ability to pay bills and her voting control gives her control over decision requiring shareholder approval;

     (d) Ms. Turpin has not been convicted in a criminal proceeding within the last five years;

     (e) Ms. Turpin has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f)     Ms. Turpin is an individual.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Ms. Turpin. Ms. Turpin converted a line of credit which had reached the credit limit of $30,000 into 600,000 shares of common stock.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) All shares were acquired for investment purposes. Ms. Turpin may acquire additional shares in the future depending on if the Company requires additional financial support.

     (b) Ms. Turpin has sole power to vote all 600,000 shares of common stock and as a owner and manager of Micvic, LLC the ability to control and vote through Micvic, LLC an additional 336,700 shares.

     (c) During the past 60 days, Ms. Turpin has not sold any shares of the Issuer.


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     (d)    Ms. Turpin has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Ms. Turpin.

     (e)     Ms. Turpin is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Ms. Turpin is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer. Ms. Turpin may provide additional funding to the Issuer if needed.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2008
Michelle Turpin
     /s/
_______________________